October 18, 2006

Syed Irfan Husain
President, Chief Executive Office, Chief Financial Officer, and Chairman of the Board
American Business Holdings Inc.
1223 Wilshire Boulevard, Suite 851
Santa Monica, CA 90403

Re: **American Business Holdings Inc.**
        Amendment No. 4 to Registration Statement on Form SB-2
        File No. 333-132429
        Filed on October 6, 2006

Dear Mr. Husain:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note 1. Summary of Significant Accounting Policies

Concentrations of Risk

1.   We note your revisions related to prior comment 4. Please amend your disclosure to disclose the total amount of revenues derived from each customer that represents 10% or more of total sales. Refer to paragraph 39 of SFAS 131.

Part II

Undertakings, page II-3

2.   Please remove the undertakings that are not applicable to the proposed offering. We refer, for example, to undertaking 4 that applies only to primary offerings and the undertaking that references Rule 430B. Please remove these undertakings.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Beshears, Senior Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Gregg E. Jaclin, Esq. *(via fax)*